SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

FORM 6-K

Report of foreign private issuer pursuant to rule 13a-16 or 15d-16 of the securities exchange act of 1934

For the month of September 2017

Commission File Number 1-15224

Energy Company of Minas Gerais

(Translation of Registrant’s Name Into English)

Avenida Barbacena, 1200

30190-131 Belo Horizonte, Minas Gerais, Brazil

(Address of Principal Executive Offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F  ☒                 Form   40-F   ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):  ☐

Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes  ☐                No   ☒

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): N/A

Index

Item	Description of Items

1.	Summary of Minutes of the 700th Meeting of the Board of Directors Held on July 24, 2017

2.	Material Announcement Dated August 2, 2017: Taesa: Ratification of the transfer to Taesa of the shares held by Cemig of Transmineiras

3.	Material Announcement Dated August 4, 2017: Renova: Completion of Alto Sertão II Wind Farm Complex Sale

4.	Material Announcement Dated August 9, 2017: Renova: Negotiations for Umburanas Complex at advanced stage

5.	Earnings Release Results for the 2nd Quarter of 2017 Dated August 12, 2017

6.	Presentation Earnings Release Results for the 2nd Quarter of 2017 Dated August 16, 2017

7.	Summary of Minutes of the 702nd Meeting of the Board of Directors Held on August 22, 2017

8.	Summary of Minutes of the 703rd Meeting of the Board of Directors Held on August 23, 2017

9.	Material Announcement Dated August 23, 2017: Renova: Completion of contract for sale of Umburanas Projects

10.	Material Announcement Dated August 28, 2017: Data Room opened for potential investors in Light

11.	Market Announcement Dated August 28, 2017: Renova decontracts 99.75 MWp of solar supply

Forward-Looking Statements

This report contains statements about expected future events and financial results that are forward-looking and subject to risks and uncertainties. Actual results could differ materially from those predicted in such forward-looking statements. Factors which may cause actual results to differ materially from those discussed herein include those risk factors set forth in our most recent Annual Report on Form 20-F filed with the Securities and Exchange Commission. CEMIG undertakes no obligation to revise these forward-looking statements to reflect events or circumstances after the date hereof, and claims the protection of the safe harbor for forward-looking statements contained in the Private Securities Litigation Reform Act of 1995.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

COMPANHIA ENERGÉTICA DE MINAS GERAIS – CEMIG

Date: Sempteber 8, 2017	By:	/s/ Adézio de Almeida Lima
	Name:	Adézio de Almeida Lima
	Title:	Chief Finance and Investor Relations Officer

1. SUMMARY OF MINUTES OF THE 700TH MEETING OF THE BOARD OF DIRECTORS HELD ON JULY 24, 2017

COMPANHIA ENERGÉTICA DE MINAS GERAIS – CEMIG

LISTED COMPANY – CNPJ 17.155.730/0001-64 – NIRE 31300040127

BOARD OF DIRECTORS

SUMMARY OF MINUTES

OF THE

700TH MEETING

Date, time and place:	July 24, 2017 at 5.30 p.m. at the company’s head office,
Av. Barbacena 1200, 21st floor, Belo Horizonte, Minas Gerais, Brazil.

Meeting Committee:	Chair:	José Afonso Bicalho Beltrão da Silva;
Carlos Henrique Cordeiro Finholdt.

Summary of proceedings:

I	Conflict of interest: The board members listed below said they had no conflict of interest in the matters on the agenda of this meeting.

II	The Board approved the minutes of this meeting.

III	The Board authorized:

a)	Extension by up to 120 days of the surety guarantee and the period of maturity of the Company’s Seventh Issue of Commercial Promissory Notes (August 25, 2017), in which the Company is Guarantor.

b)	Replacement of the printed Notes of the 7th Issue of Commercial Promissory Notes by new printed Notes with the altered date of maturity.

c)	Realization of an offer for early redemption of the 7th Issue of Commercial Promissory Notes in circulation, for up to 24 (twenty four) Notes, for payment of the Nominal Unit Value of the Notes plus the Remuneration calculated pro rata temporis from the Date of Issue up to the date of the said redemption, in accordance with CRCA (Board Spending Decision) 042/2016, of June 13, 2016; this amount being equivalent to R$ 140,772,087.60 (one hundred forty million seven hundred seventy two thousand eighty seven Reais sixty centavos) at the reference date, July 17, 2017.

Av. Barbacena 1200	Santo Agostinho	30190-131 Belo Horizonte, MG	Brazil	Tel.: +55 31 3506-5024	Fax +55 31 3506-5025
This text is a translation, provided for information only. The original text in Portuguese is the legally valid version.

d)	The Executive Board to take all action necessary to put the above decisions into effect, including the holding for this purpose of a general meeting of the holders of the Promissory Notes of the 7th Issue.

e)	Grant of a partial surety guarantee, by Cemig Companhia Energética de Minas Gerais – (‘Cemig’) up to the limit of the direct equity interest held by Cemig Geração e Transmissão S.A. (‘Cemig GT’), in Madeira Energia S.A. (‘Mesa’), in the Counter-guarantee Contract which will be signed by Santo Antônio Energia S.A. (‘Saesa’ or ‘Borrower’) and BMG Seguros S.A., (‘BMG’ or ‘Insurer’), upon provision of surety guarantee by Centrais Elétricas do Brasil (Eletrobrás), SAAG Participações S.A. (SAAG), Odebrecht Energia do Brasil S.A. (OEB) and Cemig (‘Sureties’), the object of which is issuance of a Policy and, as appropriate, endorsements, of Guarantee Insurance, for the exclusive purpose of guaranteeing the obligations assumed by the Borrower in the Private Surety Contract signed with Itaú Unibanco S.A. (‘the Principal Agreement’), up to the amount of R$ 90,000,000.00 (ninety million Reais), in relation to the obligations linked to the reserve account (‘the Policy’), for the period established in the Principal Agreement, which has period of maturity of 24 (twenty four) months.

IV	Comment: The following spoke on subjects and business of interest to the Company.

The Chair;
Board members:	Patricia Gracindo Marques de Assis Bentes,	Marcelo Gasparino da Silva;
General Manager:	Paulo Eduardo Pereira Guimarães;

The following were present:

Board members:

Bernardo Afonso Salomão de Alvarenga,

Marco Antônio Soares da Cunha Castello Branco,

Patricia Gracindo Marques de Assis Bentes

Mr. Antônio Carlos de Andrada Tovar,

Carolina Alvim Guedes Alcoforado,

Tarcísio Augusto Carneiro,

Agostinho Faria Cardoso,

Geber Soares de Oliveira,

Luiz Guilherme Piva,

Ricardo Wagner Righi de Toledo,

José Afonso Bicalho Beltrão da Silva,

Antônio Dirceu Araújo Xavier,

Arcângelo Eustáquio Torres Queiroz,

Bruno Magalhães Menicucci,

Helvécio Miranda Magalhães Junior,

José Pais Rangel,

Marcelo Gasparino da Silva,

Marina Rosenthal Rocha,

Otávio Silva Camargo,

Daniel Alves Ferreira,

Wieland Silberschneider;

CEO and Board Member:	Bernardo Afonso Salomão de Alvarenga;
General Manager:	Paulo Eduardo Pereira Guimarães;
Secretary:	Carlos Henrique Cordeiro Finholdt.

Av. Barbacena 1200	Santo Agostinho	30190-131 Belo Horizonte, MG	Brazil	Tel.: +55 31 3506-5024	Fax +55 31 3506-5025
This text is a translation, provided for information only. The original text in Portuguese is the legally valid version.

2. MATERIAL ANNOUNCEMENT DATED AUGUST 2, 2017: TAESA: RATIFICATION OF THE TRANSFER TO TAESA OF THE SHARES HELD BY CEMIG OF TRANSMINEIRAS

COMPANHIA ENERGÉTICA DE MINAS GERAIS – CEMIG

LISTED COMPANY – CNPJ 17.155.730/0001-64 – NIRE 31300040127

MATERIAL ANNOUNCEMENT

In continuation from its Material Announcements of July 3, 12 and 13, 2017, Cemig (Companhia Energética de Minas Gerais), a listed company with securities traded on the stock exchanges of São Paulo, New York and Madrid, in accordance with CVM Instruction 358 of January 3, 2002, as amended, hereby reports to the Brazilian Securities Commission (CVM), the São Paulo Stock Exchange (BM&F Bovespa S.A.) and the market as follows:

Today (August 02, 2017) Cemig’s affiliated company Transmissora Aliança de Energia Elétrica S.A. (‘Taesa’) published a Material Announcement with the following content:

“ Transmissora Aliança de Energia Elétrica S.A. (“Company” or “Taesa”), pursuant to the Securities and Exchange Commission’s Instruction No. 358, from January 3, 2002, as amended, and for the purposes of Paragraph 4 of Article 157 of Law 6404, from December 15, 1976, as amended, hereby announces to its shareholders, the market in general and other interested parties that, continuing the material factProxys disclosed on July 3, 12 and 13, 2017, the Extraordinary General Meeting approved, on this date, the ratification of the transfer to Taesa of the shares held by Companhia Energética de Minas Gerais (“CEMIG”) of the following concessionaires that provide the public service of electric energy transmission: Companhia Transleste de Transmissão S.A. (“Transleste”), Companhia Transudeste de Transmissão S.A. (“Transudeste”) and Companhia Transirapé de Transmissão S.A. (“Transirapé”) (together, referred to as “Transmineiras”) (the “Corporate Restructuring”).

The conclusion of the Corporate Restructuring is subject to the other relevant preceding approvals, which include the antitrust authorities (CADE—Administrative Council for Economic Defense), ANEEL—National Agency of Electric Energy, creditors and financing banks.

The Company will keep its shareholders and the market up to date on the development of the Corporate Restructuring.”

Cemig will keep its stockholders and the market timely and appropriately informed on the progress of this transaction. For further information please contact Cemig on: ri@cemig.com.br

Belo Horizonte, August 02, 2017

Adézio de Almeida Lima

Chief Finance and Investor Relations Officer

Av. Barbacena 1200	Santo Agostinho	30190-131 Belo Horizonte, MG	Brazil	Tel.: +55 31 3506-5024	Fax +55 31 3506-5025
This text is a translation, provided for information only. The original text in Portuguese is the legally valid version.

3. MATERIAL ANNOUNCEMENT DATED AUGUST 3, 2017: RENOVA: COMPLETION OF ALTO SERTÃO II WIND FARM COMPLEX SALE

COMPANHIA ENERGÉTICA DE MINAS GERAIS – CEMIG

LISTED COMPANY – CNPJ 17.155.730/0001-64 – NIRE 31300040127

MATERIAL ANNOUNCEMENT

Renova: Completion of Alto Sertão II Wind Farm Complex Sale

Cemig (Companhia Energética de Minas Gerais), a listed company with securities traded on the stock exchanges of São Paulo, New York and Madrid, in accordance with CVM Instruction 358 of January 3, 2002, as amended, hereby reports to the Brazilian Securities Commission (CVM), the São Paulo Stock Exchange (BM&F Bovespa S.A.) and the market as follows:

Today (August 3, 2017) Cemig’s affiliated company Renova Energia S.A. (‘Renova’) published the following Material Announcement:

“Complementing its Material Announcements of January 13 and April 18, 2017, and in accordance with CVM Instruction 358/2002, as amended, Renova Energia S.A. (RNEW11) (‘Renova’), reports to its stockholders and the market as follows:

Today (August 3, 2017) Renova completed the sale to AES Tietê Energia (‘AES Tietê’) of Renova’s entire equity interest in Nova Energia Holding S.A. (‘Nova Energia’), which, through Renova Eólica Participações S.A. (‘Renova Eólica’), owns the Alto Sertão II Wind Farm Complex (‘the Complex’).

The base value of the acquisition (‘the Acquisition Price’) is R$ 600 million, and AES Tietê has also assumed the debt of the Alto Sertão II Complex, which totaled R$ 1.15 billion at December 31, 2016.

The Acquisition Price will be adjusted based on certain variations in working capital and net debt of the Complex. It may also be increased by up to R$ 100 million under earn-out clauses, depending on the performance of the Complex as measured over a period of five years from the completion of the transaction.

A tranche totaling R$ 364.6 million of the amount received as Acquisition Price has been allocation to Extraordinary Amortization of the debentures of Renova’s Third Issue of Non-convertible Debentures (Unsecured, with Additional Asset Guarantee, for Public Distribution, in a Single Series, with Restricted Distribution Efforts), settling the whole of the outstanding balance of principal and remuneratory interest owed by Renova under that issue.

This transaction underlines and re-emphasizes Renova’s commitment to re-establish its financial stability and sustainability over the long term.”

Belo Horizonte, August 3, 2017

Adézio de Almeida Lima

Chief Finance and Investor Relations Officer

Av. Barbacena 1200	Santo Agostinho	30190-131 Belo Horizonte, MG	Brazil	Tel.: +55 31 3506-5024	Fax +55 31 3506-5025
This text is a translation, provided for information only. The original text in Portuguese is the legally valid version.

4. MATERIAL ANNOUNCEMENT DATED AUGUST 8, 2017: RENOVA: NEGOTIATIONS FOR UMBURANAS COMPLEX AT ADVANCED STAGE

COMPANHIA ENERGÉTICA DE MINAS GERAIS – CEMIG

LISTED COMPANY – CNPJ 17.155.730/0001-64 – NIRE 31300040127

MATERIAL ANNOUNCEMENT

Renova: Negotiations for Umburanas Complex at advanced stage

Cemig (Companhia Energética de Minas Gerais), a listed company with securities traded on the stock exchanges of São Paulo, New York and Madrid, in accordance with CVM Instruction 358 of January 3, 2002, as amended, hereby reports to the Brazilian Securities Commission (CVM), the São Paulo Stock Exchange (BM&F Bovespa S.A.) and the market as follows:

Today Cemig’s affiliated company Renova Energia S.A. (“Renova”) published the following material announcement:

“In accordance with CVM Instruction 358/2002, as amended, Renova Energia S.A. (RNEW11) (‘Renova’), reports to its stockholders and the market as follows:

Renova is at an advanced stage of negotiation with Engie Brasil Energia S.A. (‘Engie’) for the sale of the Umburanas Wind Farm Complex, which has installed generation capacity of 605MW.

Renova advises the market that the negotiations with Engie do not in any way adversely affect the negotiations currently in progress with Brookfield Energia Renovável, of which Renova informed the market in a Market Announcement on July 4, 2017 and a Material Announcement on July 17, 2017.

Renova will keep the market informed on all events and developments related to this transaction.”

Belo Horizonte, August 8, 2017

Adézio de Almeida Lima

Chief Finance and Investor Relations Officer

Av. Barbacena 1200	Santo Agostinho	30190-131 Belo Horizonte, MG	Brazil	Tel.: +55 31 3506-5024	Fax +55 31 3506-5025
This text is a translation, provided for information only. The original text in Portuguese is the legally valid version.

5. EARNINGS RELEASE RESULTS FOR THE 2ND QUARTER OF 2017 DATED AUGUST 16, 2017

PUBLICATION OF RESULTS

CEMIG REPORTS

EBITDA OF R$ 740 MILLION

IN 2Q 2017

Principal impacts in the quarter:

◾	Lower provisions for loss on investments had a positive impact in 2Q17.

◾	Revenue from transactions in the CCEE R$ 144 million higher (average spot price higher in 2Q17).

◾	Higher provision for employment-related litigation.

◾	New programmed voluntary retirement offer in 2017, accepted by 891 employees up to June 30, 2017.

Indicators (GWh)	2Q17	2Q16	Change %
Electricity sold (excluding CCEE)	13,540,283	13,874,405	(2.41)

Indicators – R$ ’000	2Q17	2Q16	Change %
Sales on CCEE	198,529	49,042	304.81
Net debt	12,544,833	12,960,625	(3.21)
Gross revenue	7,788,240	7,275,577	7.05
Net revenue	5,205,029	4,757,626	9.40
Ebitda (IFRS)	739,642	680,149	8.75
Net profit in the quarter	138,114	202,124	(31.67)
Earnings per share – R$	0,11	0,16	(31.25)
Ebitda margin – %	14,22%	14,30%	-0.08 p.p.

Conference call

Publication of 2Q17 results

Video webcast and conference call

August 16, 2017 (Wednesday), at 12 p.m. – Brasília time

This transmission on Cemig’s results will have simultaneous translation into English and can be seen in real time by Video Webcast, at http://ri.cemig.com.br or heard by conference call on:

+ 55 (11) 2188-0155 (1st option) or

+ 55 (11) 2188-0188 (2nd option)

Password: CEMIG

Playback of Video Webcast: Site: http://ri.cemig.com.br Click on the banner and download. Available for 90 days	Conference call – Playback: Tel.: +55 (11) 2188-0400 Password: CEMIG Português (Available from August 16 to 30, 2017)

Cemig Investor Relations

http://ri.cemig.com.br/

ri@cemig.com.br

Tel.: +55 (31) 3506-5024

Fax: +55 (31) 3506-5025

Cemig’s Executive Investor Relations Team

◾	Chief Finance and Investor Relations Officer

Adézio de Almeida Lima

◾	General Manager, Investor Relations

Antônio Carlos Vélez Braga

◾	Manager, Investor Market

Robson Laranjo

Disclaimer

Certain statements and estimates in this material may represent expectations about future events or results, which are subject to risks and uncertainties that may be known or unknown. There is no guarantee that the events or results will take place as referred to in these expectations.

These expectations are based on the present assumptions and analyses from the point of view of our management, in accordance with their experience and other factors such as the macroeconomic environment, market conditions in the electricity sector, and expected future results, many of which are not under Cemig’s control.

Important factors that could lead to significant differences between actual results and the projections about future events or results include Cemig’s business strategy, Brazilian and international economic conditions, technology, Cemig’s financial strategy, changes in the electricity sector, hydrological conditions, conditions in the financial and energy markets, uncertainty on our results from future operations, plans and objectives, and other factors. Due to these and other factors, Cemig’s results may differ significantly from those indicated in or implied by such statements.

The information and opinions herein should not be understood as a recommendation to potential investors, and no investment decision should be based on the veracity, currentness or completeness of this information or these opinions. None of Cemig’s professionals nor any of their related parties or representatives shall have any liability for any losses that may result from use of the content of this material.

To evaluate the risks and uncertainties as they relate to Cemig, and to obtain additional information about factors that could give rise to different results from those estimated by Cemig, please consult the section on Risk Factors included in the Reference Form filed with the Brazilian Securities Commission – CVM – and in the 20-F form filed with the U.S. Securities and Exchange Commission – SEC.

Cemig’s shares: 2016-2017

Security	Ticker	Currency	Close of June 30, 2017	Close of 2016	Change in the period %
Cemig PN	CMIG4	R$	8.08	7.51	7.66%
Cemig ON	CMIG3	R$	8.23	7.88	4.44%
ADR PN	CIG	US$	2.40	2.22	8.18%
ADR ON	CIG.C	US$	2.42	2.53	-4.31%
Ibovespa	Ibovespa	—	62,899	60,227	4.44%
IEEX	IEEX	—	38,095	36,108	5.50%

Source: Economática.

Trading volume in Cemig’s preferred shares (CMIG4) in the first half of 2017 (1H17) totaled R$ 8.96 billion, a daily average of R$ 78.89 million. Adding the volume traded in its common (ON) and preferred (PN) shares, Cemig was the company with the highest stock trading liquidity in the Brazilian electricity sector in the period, and among the most traded in the Brazilian market as a whole.

On the New York Stock Exchange the volume traded in ADRs for Cemig’s preferred shares (CIG) in 2Q17 was US$1.82 billion: we see this as reflecting recognition by the investor market and maintaining Cemig’s position as a global investment option.

The Ibovespa index of the São Paulo Stock Exchange (Bovespa) was up 4.44% in the first half of 2017, closing June at 62,899 points. Cemig’s preferred shares rose 7.66% in 1H17, slightly outperforming the principal Brazilian stock index and the Brazilian electricity sector index. The common shares rose 4.44%

Adoption of IFRS

The results presented below are prepared in accordance with the new Brazilian accounting rules, which embody a process of harmonization of Brazilian accounting standards to IFRS (International Financial Reporting Standards).

Cemig’s long-term ratings

These tables show credit risk ratings and outlook for Cemig’s companies as provided by the principal rating agencies:

Brazilian ratings:

Agency	Cemig		Cemig D		Cemig GT
	Rating	Outlook	Rating	Outlook	Rating	Outlook
Fitch	BBB(bra)	Negative	BBB(bra)	Negative	BBB(bra)	Negative
S&P	BrBB+	Stable	BrBB+	Stable	BrBB+	Stable
Moody’s	Ba1.br	Negative	Ba1.br	Negative	Ba1.br	Negative

Global ratings:

Agency	Cemig		Cemig D		Cemig GT
	Rating	Outlook	Rating	Outlook	Rating	Outlook
Fitch	B+	Negative	B+	Negative	B+	Negative
S&P	B	Stable	B	Stable	B	Stable
Moody’s	B2	Negative	B2	Negative	B2	Negative

Adoption of IFRS

The results presented below are prepared in accordance with the new Brazilian accounting rules, which embody a process of harmonization between Brazilian accounting rules and IFRS (International Financial Reporting Standards).

STATEMENTS OF INCOME

Consolidated – R$ ’000	2Q17	2Q16	Change %
REVENUE	5,205,029	4,757,626	9.40
OPERATING COSTS
Personnel	(535,954)	(429,808)	24.70
Employees’ and managers’ profit shares	(6,007)	(6,200)	(3.11)
Post-retirement obligations	(97,390)	(84,091)	15.82
Materials	(15,823)	(12,898)	22.68
Raw materials and inputs for production of electricity	(6)	(9)	(33.33)
Outsourced services	(238,140)	(192,779)	23.53
Electricity purchased for resale	(2,649,330)	(2,024,749)	30.85
Depreciation and amortization	(209,435)	(199,684)	4.88
Operating provisions	(161,386)	(481,842)	(66.51)
Charges for use of the national grid	(197,764)	(267,206)	(25.99)
Gas bought for resale	(262,651)	(189,146)	38.86
Infrastructure construction costs	(240,475)	(348,712)	(31.04)
Other operating expenses, net	(90,938)	(112,006)	(18.81)

TOTAL COST	(4,705,299)	(4,349,130)	8.19
Equity method gains in non-consolidated investees	30,477	71,969	(57.65)
Operational profit before Financial income (expenses) and taxes	530,207	480,465	10.35
Financial revenues	169,010	386,919	(56.32)
Financial expenses	(510,564)	(602,427)	(15.25)

Pre-tax profit	188,653	264,957	(28.80)
Current and deferred income tax and Social Contribution tax	(50,539)	(62,833)	(19.57)

NET PROFIT FOR THE PERIOD	138,114	202,124	(31.67)

Interest of the controlling shareholders	137,982	202,047
Interest of non-controlling stockholder	132	77

NET PROFIT FOR THE PERIOD	138,114	202,124

Cemig’s consolidated electricity market

The Cemig Group sells electricity through its distribution company, Cemig Distribuição (‘Cemig D’), its generation and transmission company Cemig Geração e Transmissão (‘Cemig GT’), and other wholly-owned subsidiaries: Horizontes Energia, Termelétrica Ipatinga (up to January 2016), Sá Carvalho, Termelétrica de Barreiro, Cemig PCH, Rosal Energia, Cemig Geração Camargos, Cemig Geração Itutinga, Cemig Geração Salto Grande, Cemig Geração Três Marias, Cemig Geração Leste, Cemig Geração Oeste, and Cemig Geração Sul.

This market comprises sales of electricity to:

(I)	Captive consumers in Cemig’s concession area in the State of Minas Gerais;

(II)	Free Consumers in both the State of Minas Gerais and other States of Brazil, in the Free Market (Ambiente de Contratação Livre, or ACL);

(III)	other agents of the electricity sector – traders, generators and independent power producers, also in the ACL; and

(IV)	Distributors, in the Regulated Market (Ambiente de Contratação Regulada, or ACR).

In 2Q17 the Cemig group sold a total volume of 13,540,283 MWh, which was 2.41% less than in 2Q16.

Sales of electricity to final consumers plus Cemig’s own consumption totaled 10,685,234 MWh, or minimally (0.1%) less than in 2Q16.

Sales to distributors, traders, other generating companies and independent power producers in 2Q17 totaled 2,846,260 MWh – or 8.5% more than in 2Q16.

In June 2017 the Cemig group invoiced 8,310,840 clients – a growth of 1.3% in the consumer base in the year since June 2016. Of these, 8,310,457 are final consumers; and 383 are other agents in the Brazilian electricity sector.

This chart shows the breakdown of the Cemig Group’s sales to final consumers in the quarter, by consumer category:

Total consumption of electricity (GWh)

Volume sold

Consolidated	MWh		Change, %	Average price 2Q17 R$	Average price 2Q16 R$
	2Q17	2Q16
Residential	2,496,022	2,526,223	(1.20)	772.27	766.38
Industrial	4,450,891	4,671,891	(4.73)	278.99	281.70
Commercial, Services and Others	1,892,746	1,697,134	11.53	579.24	660.84
Rural	953,709	959,912	(0.65)	431.02	371.11
Public authorities	226,041	236,278	(4.33)	611.42	599.36
Public lighting	341,420	344,358	(0.85)	394.25	374.29
Public services	324,405	319,218	1.62	439.25	412.66

Subtotal	10,685,234	10,755,014	(0.65)	476.55	477.18
Own consumption	8,788	9,634	(8.78)	—	—
Wholesale supply to agents in Free and Regulated Markets (*)	2,846,261	3,109,757	(8.47)	151.18	210.73

Total	13,540,283	13,874,405	(2.41)	428.39	404.58

(*)	Includes Regulated Market Electricity Sale Contracts (CCEARs) and ‘bilateral contracts’ with other agents.

The electricity market of Cemig D

Electricity billed to captive clients by Cemig D, and electricity transported for Free Clients and distributors with access to Cemig D’s networks, totaled 10,610 GWh in 2Q17, or 5.50% more than in 2Q16.

There are two components of this reduction: consumption by the captive market 6.1% lower YoY, and use of the network by Free Clients 4.7% higher YoY.

In June 2017 Cemig D invoiced 8,308,582 clients – a growth of 1.28% in the consumer base in the year since June 2016.

Cemig D	Number of clients		Change, %
	06/30/2017	06/30/2016
Residential	6,739,939	6,641,995	1.47
Industrial	73,896	75,112	-1.62
Commercial, Services and Others	715,815	717,394	-0.22
Rural	696,276	687,966	1.21
Public authorities	63,857	64,349	-0.76
Public lighting	5,924	4,704	25.94
Public services	12,875	11,807	9.05

Total	8,308,582	8,203,327	1.28

Comments on the various consumer categories:

Residential

Consumption by captive residential users of Cemig D in 2Q17, at 2,496,022 MWh, was 1.2% less than in 2Q16. The reduction in the level of residential consumption can be explained mainly by reduction of family disposable income over the year 2006 and in the first half of 2017.

Industrial

Electricity used by captive clients of Cemig D totaled 653,536 MWh in 2Q17 – or 23.28% less than in 2Q16.

This lower consumption mainly reflects migration of captive consumers to the Free Market – which was also responsible for part of the increase in the total volume of power distributed.

Cemig D transported a total of 3,955,247 MWh for Free Clients in 2Q17.

Both these segments of the market are affected by the trends in economic activity, both in the state of Minas and in Brazil as a whole. In particular we can mention:

◾	migration of two mining facilities to the national grid;

◾	uncertainties in the Brazilian, and also the international, political and economic situation.

Client relations

Total consumption by the captive clients of Cemig D in the Commercial category totaled 1,322,077 MWh, or 10.82% less than in 2Q16, mainly because of the adverse conditions of the economy, with lower disposable family incomes and lower economic activity in the other private and public sectors of the economy.

The volume transported for Free Clients 87% higher year-on-year is mainly associated with the incorporation of new facilities supplied with power from incentive-bearing sources, which contributed to reduction of consumption in the captive market.

The electricity market of Cemig GT

Cemig GT billed a total of 6,807,298 MWh in 2Q17, 2.0% less than in 2Q16.

The number of clients billed by Cemig GT was 51.7% higher than at the end of June 2016, totaling 1,171. Of these: 1,104 were industrial, commercial and rural clients, 47 were distribution companies, and 20 were companies in the category of traders, generators and independent power producers.

Free Clients in the industrial, commercial and rural categories consumed 3,940,958 MWh in 2Q17, or 3.4% more than in 2Q16.

Between the end of 2Q16 and the end of 2Q17 Cemig GT added 170 new industrial clients, 1 rural client and 206 clients in the Commercial and Services category – in the latter category the YoY increase in consumption was 184.5%.

Trading of electricity to other agents in the electricity sector in the Free Market totaled 2,237,418 MWh in 2Q17, 10.1% less than in 2Q16.

Cemig GT	MWh		Change, %
	2Q17	2Q16
Free Clients	3,940,958	3,810,300	3.4
Industrial	3,373,679	3,602,752	-6.4
Client relations	563,620	207,548	171.6
Rural	3,660	—	—
Free Market – Free contracts	2,237,418	2,488,003	-10.1
Regulated Market	596,028	613,159	-2.8
Regulated Market – Cemig D	32,894	34,905	-5.8

Total	6,807,298	6,946,367	-2.0

Physical totals of transport and distribution – MWh

Item	MWh		Change %
	2Q17	2Q16
Total energy carried	12,287,568	12,432,099	-1.16
Electricity transported for distributors	80,429	93,666	-14.13
Electricity transported for Free Clients	4,348,532	4,274,563	1.73
Own load	7,858,607	8,063,870	-2.55
Consumption by captive market	6,313,550	6,710,787	-5.92
Losses in distribution network	1,545,057	1,353,083	14.19

QUALITY INDICATORS – SAIDI AND SAIFI

Cemig is continuously taking action to improve operational management, organization of the logistics of emergency services, and its permanent regime of inspections and preventive maintenance of substations, lines and distribution networks. It also invests in training of its staff for improved qualifications, state-of-the-art technologies, and standardization of work processes, aiming to uphold the quality of electricity supply, and as a result maintain the satisfaction of clients and consumers.

The charts below show Cemig’s indicators for duration and frequency of outages – SAIDI (System Average Interruption Duration Index, in hours), and SAIFI (System Average Interruption Frequency Index, in number of outages), since January 2016.

Consolidated operational revenue

Revenue from supply of electricity:

Total revenue from supply of electricity in 2Q17 was R$ 5.80 billion, 3.33% higher than in 2Q16 (R$ 5.61 billion).

Final consumers

Total revenue from electricity sold to final consumers, excluding Cemig’s own consumption, in 2Q17 was R$ 5.022 billion, or 0.66% more than the figure for 2Q16.

The main factors in this revenue were:

◾	The Annual Tariff Adjustment for Cemig D, with average effect on consumer tariffs of 3.78%, effective from May 28, 2016 (full effect in 2017).

◾	The Annual Tariff Adjustment for Cemig D, with average effect on consumer tariffs of 10.66%, effective from May 28, 2017.

◾	Volume of electricity sold to final consumers was 0.65% higher year-on-year.

	R$ ’000		Change %	Average price 2Q17	Average price 2Q16	Change %
	2Q17	2Q16		R$	R$
Residential	1,927,607	1,936,040	(0.44)	772.27	766.38	0.77
Industrial	1,241,737	1,316,086	(5.65)	278.99	281.70	(0.96)
Commercial, Services and Others	1,096,355	1,121,528	(2.24)	579.24	660.84	(12.35)
Rural	411,069	356,233	15.39	431.02	371.11	16.14
Public authorities	138,206	141,615	(2.41)	611.42	599.36	2.01
Public lighting	134,604	128,891	4.43	394.25	374.29	5.33
Public services	142,495	131,728	8.17	439.25	412.66	6.44

Subtotal	5,092,073	5,132,121	(0.78)	476.55	477.18	(0.13)

Supply not yet invoiced, net	-70,182	-159,590	(56.02)	—	—	—
Wholesale supply to other concession holders (*)	430,303	655,322	(34.34)	151.18	210.73	(28.26)
Wholesale supply not yet invoiced, net	348,326	-14,501	—	—	—	—

Total	5,800,520	5,613,352	3.33	428.39	404.58	5.88

(*)	Includes Regulated Market Electricity Sale Contracts (CCEARs) and ‘bilateral contracts’ with other agents.

Revenue from Use of Distribution Systems (the TUSD charge)

This is revenue from charging Free Consumers the Tariff for Use of the Distribution System (Tarifa de Uso do Sistema de Distribuição, or TUSD), for transport of electricity sold. In 2Q17 it totaled R$ 437 million, compared to R$ 427 million in 2Q16 – a year-on-year increase of 2.32%.

CVA and Other financial components in tariff adjustments

In its interim accounting information Cemig recognizes the difference between actual non-controllable costs (in which the CDE, and electricity bought for resale, are significant components) and the costs that were used as the basis of decision of the rates charged to consumers. This balance represents the amounts that will be passed through in the forthcoming tariff adjustments of Cemig D: a debit of R$ 29 million in 2Q17, compared to a credit of R$ 531 million in 2Q16. This variation is mainly due to the increase in costs of electricity in 2Q17. Further, as a consequence of the inspection by Aneel and calculation of the effective amounts of credit of CVA for the period corresponding to the tariff adjustment in force from May 28, 2016 to May 27, 2017, the Company made a complementary negative adjustment of R$ 214 million for the realization of CVA credits in that period.

Transmission indemnity revenue

Transmission indemnity revenue was R$ 204 million in 2Q17, compared to R$ 561 million in 2Q16.

In 2Q16, as a result of the Mining and Energy Ministry setting the criteria for updating of the transmission indemnity, a posting was made, backdated to 2013, of the amount of the updating of the indemnity receivable based on the regulatory cost of own capital, which had a significant impact on the revenue reported.

We highlight the amount recorded in 2Q17, of R$ 149 million, for the backdated difference of transmission concession assets the values of which were not included in the calculation basis for revenues in the previous tariff reviews.

The Company has calculated the following amounts as indemnity:

R$ ’000
Regulatory Remuneration Base (BRR) – Dispatch 2181/2016	1,177,488
Amount of the indemnity received so far	(285,438)

Net value of the assets for purposes of indemnity	892,050
Updating in accordance with MME Order 120/16 – IPCA index/Cost of capital – Period Jan. 2013 to Sep. 2016	1,183,035

Total indemnity	2,075,085

Revenue from transactions in the Wholesale Trading Market (CCEE)

Revenue from transactions in electricity on the CCEE in 2Q17 was R$ 199 million, compared to R$ 49 million in 2Q16 – a year-on-year increase of 304.81%. This basically reflects the average spot price (‘PLD’) being 387.01% higher – at R$ 303.75/MWh in 2Q17, compared to R$ 62.37/MWh in 2016.

Revenue from supply of gas

The Company reported revenue from supply of gas 28.78% higher year-on-year in 2Q17, at R$ 411 million, compared to R$ 319 million in 2Q16, mainly due to the higher volume of gas sold: 310,240m³ in 2Q17, compared to 216,135m³ in 2Q16.

Market (’000 m3/day)	2013	2014	2015	2016	Acum. to June 2017
Residential	0.17	0.72	1.04	3.38	9.15
Client relations	20.38	23.15	22.42	24.68	28.44
Industrial	2,734.95	2,849.24	2,422.78	2,173.76	2,547.27
Other	106.33	99.64	119.87	120.19	124.45

Total market excluding thermal plants	2,861.83	2,972.75	2,566.11	2,322.01	2,709.31
Thermal	1,214.50	1,223.99	1,309.13	591.52	640.79

Total	4,076.33	4,196.74	3,875.24	2,913.53	3,350.10

There was a recovery of activity in the industrial user category, the largest in Gasmig’s market, with higher dispatching by the thermal power generation plants, and also higher consumption in the other sectors of the industrial market.

Supply of gas to the residential market, which began in 2013, totaled 22,536 households invoiced in June 2017 – compared to 14,935 on December 31, 2016.

Sector/regulatory charges reported as deductions from revenue

The sector charges that are effectively deductions from reported revenue totaled R$ 2.583 billion in 2Q17, or 2.45% more than their total of R$ 2.521 billion in 2Q16. This mainly reflects the charges passed through from the flag tariff system, of R$ 127 million in 2Q17, compared to R$ 70 million in 2Q16. In April and May 2017 the tariff ‘flag’ was set to ‘red’, compared to ‘green’ during the whole of 2Q16 – indicating higher total amounts received as spilling in 2Q17.

The ‘Flag’ Tariff component – history
Apr 2017	May 2017	June 2017
Red	Red	Green

Apr 2016	May 2016	June 2016
Green	Green	Green

Operational costs and expenses

Operational costs and expenses totaled R$ 4.705 billion in 2Q17, or 8.19% more than in 2Q16 (R$ 4.349 billion).

The following paragraphs comment on the main variations:

Electricity purchased for resale

The expense on electricity bought for resale in 2Q17 was R$ 2.649 billion, or 30.85% more than in 2Q16 (R$ 2.025 billion). The main factors in the higher figure are:

Cemig D:

The expense on electricity bought for resale in 2Q17 was R$ 1.676 billion, or 37.40% more than in 2Q16 (R$ 1.220 billion).

This is mainly due to higher purchases on the spot market, of R$ 545 million in 2Q17, vs. R$ 161 million in 2Q16, due to the higher cost of power supply in the wholesale market in 2017.

Also, expense on purchase of electricity at auctions was higher: at R$ 642 million in 2Q17, compared to R$ 561 million in 2Q16 – reflecting new power purchasing agreements made in the regulated market in 2017.

Cemig GT:

The expense on electricity bought for resale in 2Q17 was R$ 981 million, or 21.38% more than in 2Q16 (R$ 808 million). This reflects an average price per MWh 11.12% higher in 2Q17 (R$ 182.41, vs. R$ 164.15 in 2Q16), and the volume of electricity purchased in 2017 being 9.00% higher (at 5,364,064 MWh) than in 2015 (4,921,224 MWh).

Operating provisions

Operational provisions were 66.51% lower year-on-year in the quarter – an expense of R$ 161mn in 2Q17, compared to R$ 482mn in 2Q16. The main factors are:

◾	Reversal of provision for RME’s options for investment in Lepsa and SAAG, of R$ 8mn and R$ 5mn, respectively.

◾	Lower provisions for doubtful receivables: R$ 75mn in 2Q17, compared to R$ 98mn in 2Q16 – mainly reflecting lower default.

Default

With the effects of the Brazilian macroeconomic context of reduction in economic activity, bringing unemployment and inflation, the adverse hydrological situation, and the increase in tariffs, which had been held down, Cemig has experienced higher than average growth in its total debt.

To combat a record level of default, in 2017 Cemig has redoubled its efforts to receive payment from customers in arrears with their electricity invoices. An additional budget has been released, and is being used, this year in the attempt to recover the previous losses of revenue. Some results have already been achieved. Since December 2016 there has been no significant increase in the default percentages, showing that this situation is being brought under control. We expect to see a more consistent decline in the percentages from now on.

The average level of default increased by 7.59% from June 2016 to June 2017; but the percentage has fallen by 2.24% from March 2017 to June 2017.

The Company uses various tools of communication and collection to prevent increase in default. Measures used include contact by telephone, email, collection requests by text and by letter, negative references for defaulting clients, collection through the courts and, principally, disconnection of supply. Aneel Resolution 414 allows supply to be cut off after 15 days from receipt of a notice to the defaulting consumer.

As well as these various collection tools, in 2017 Cemig launched a campaign offering special conditions for negotiation and re-negotiation for low-voltage consumers, hospitals and public authorities.

The Company is confident that with more intense collection and disconnection the levels of default will be reduced in 2017.

Personnel

Personnel expenses were R$ 536mn in 2Q17, compared to R$ 430mn in 2Q16, an increase of 24.70%. This arises mainly from the following factors:

◾	Recognition, in 2Q17, of an expense of R$ 165mn on the voluntary retirement plan.

Programmed Voluntary Retirement Plan (PDVP)

In March 2017, the Company created the 2017 Employee Voluntary Severance Program (‘the 2017 PDVP’). Those eligible to take part were any employees who will have worked with Cemig for 25 years or more by December 31, 2017. Employees will be able to accept the 2017 PDVP from April 3 through September 29, 2017. It provides for payment of an additional premium of five monthly salaries to employees who join in April 2017, to leave the Company in May 2017; the premium diminishes progressively depending on the month of acceptance. An employee who accepts the plan in August 2017, for severance in September 2017, will thus have the right to a premium corresponding to one monthly remuneration. Employees using the plan to leave on or after September 1, 2017, will have no premium. The PDVP offers the standard legal severance payments – including: payment for the period of notice, and especially, an amount equal to the ‘penalty’ payment of 40% of the Base Value of the employee’s FGTS fund, as well as the other payments specified by the legislation. On June 30, 2017 the amount appropriated as expense on the premium for retirement under the 2017 PDVP was R$ 165mn, corresponding to 891 employees joining the scheme up to that date.

Gas bought for resale

In 2Q17 the Company recorded an expense of R$ 263mn on acquisition of gas, 38.86% more than its comparable expense of R$ 189mn in 2Q16. This reflects the higher volume of gas acquired (308,850m³ in 2Q17 compared to 215,901m³ in 2Q16).

Equity method gains in non-consolidated investees

In 2Q17 Cemig posted a net gain on equity in non-consolidate investees of R$ 30mn, which compares with a net gain of R$ 72mn in 2Q16. This mainly arises from the interests held in Taesa, Aliança Energia, Renova and Santo Antônio.

Consolidated – R$ mn	Gain (loss) by equity method 2Q17	Gain (loss) by equity method 2Q16
Companhia Transleste de Transmissão	1,322	1,081
Companhia Transudeste de Transmissão	1,047	857
Companhia Transirapé de Transmissão	1,157	992
Transchile	—	1,188
Companhia de Transmissão Centroeste de Minas	1,374	1,445
Light (2)	-19,424	-21,467
Axxiom Soluções Tecnológicas	-2,309	-1,398
Lepsa	-6,085	—
RME	-6,060	—
Parati	—	-7,807
Hidrelétrica Cachoeirão	3,150	2,944
Guanhães Energia	-571	-4,446
Hidrelétrica Pipoca	732	1,209
Madeira Energia (Santo Antônio Plant)	-25,558	5,308
FIP Melbourne (Santo Antônio Plant)	-22,451	2,710
Lightger	1,175	1,697
Baguari Energia	5,954	6,100
Central Eólica Praias de Parajuru	-616	547
Central Eólica Volta do Rio	-1,847	465
Central Eólica Praias de Morgado	-1,522	-59
Amazônia Energia (Belo Monte Plant)	-2,638	125
Ativas Data Center	-766	-8,108
Taesa	20,530	86,387
Renova	64,799	-31,669
Aliança Geração	15,891	40,667
Aliança Norte (Belo Monte Plant)	120	-6,350
Retiro Baixo	3,073	-449

Total	30,477	71,969

Cemig and Taesa sign Transmineiras stockholding transaction

Cemig published material announcements on July 3 and 12, 2017 on this subject, and on July 13 signed the contracts for a restructuring involving the transfer to Transmissora Aliança de Energia Elétrica S.A. (‘Taesa’) of the stock holdings held by Cemig in the following transmission concession holders: Companhia Transleste de Transmissão S.A. (“Transleste”), Companhia Transudeste de Transmissão S.A. (“Transudeste”) and Companhia Transirapé de Transmissão S.A. (“Transirapé”) (referred to jointly as “Transmineiras”) (‘the Transaction’). The initial value of the transaction is R$ 77 million, to be paid on the date of closing.

This amount will be subject to monetary updating by: (i) the accumulated variation of the IPCA inflation index from January 1, 2017, inclusive, to the day immediately prior to the signature of the final closing document for the Transaction; and (ii) accumulated variation represented by 100% (one hundred per cent) of the CDI rate from date of signature, inclusive, up to the day immediately prior to the date of closing of the Transaction, after discounting of any amounts of dividends and/or Interest on Equity declared as from January 1, 2017 (inclusive) by the Transmineiras companies in favor of Cemig, whether paid or not by the date of closing, duly updated by the accumulated variation in the IPCA index from the date of the payment to the business day immediately prior to the closing date.

A further portion of the price with a maximum of R$ 12 million may become payable by Taesa and Cemig if Transmineiras receives judgment in its favor in certain legal actions currently in progress, as per conditions established in the instrument of the Transaction. This amount will be subject to the due monetary updating represented by 100% of the CDI Rate from January 1, 2017 (inclusive) until the business day immediately prior to the payment.

Cemig emphasizes that the transaction is subject to approval by a General Meeting of Stockholders of Taesa, which will be called to ratify signature of the instruments necessary for its execution.

The Transaction will also be submitted for approval to the anti-trust authorities (the Brazilian Monopolies Authority, CADE (Conselho Administrativo de Defesa Econômica), and Aneel, the Brazilian electricity regulator, in accordance with current legislation, and is also subject to obtaining other relevant prior approvals, including consent from the creditors and financing banks.

Investment in Renova

In 2Q17, Cemig recognized a gain by the equity method of R$ 65mn, compared to a loss of R$ 32 mn in 2Q16.

On August 3, 2017 Renova completed the sale to AES Tietê of the wind farm complexes of Alto Sertão II. AES Tietê also assumed the debt related to the wind farms which on June 30, 2017 was R$ 1.115 billion.

In June 2017, Renova sold the shares that it held in TerraForm Global to Brookfield (through its vehicle Orion US Holding 1 L.P.), for a total price of R$ 302,219 (US$92.8 million). Part of the proceeds was used to amortize debentures issued by Renova.

Sale of assets—Umburan Wind Complex

The investee Renova is in negotiation with Engie Brasil Energia SA for the sale of the Umburanas Wind Complex with total installed capacity of 605MW (“Umburanas Projects”), according to a material fact published on August 8, 2017. This negotiation does not cause any harm to the negotiations already underway with Brookfield Renewable Energy, announced by Renova in a Notice to the Market on July 4 and Relevant Fact on July 17, 2017.

Financial revenue and expenses

Cemig reports net financial expenses of R$ 342 million in 2Q17, compared to net financial expenses of R$ 215 million in 2Q16. The main factors are:

◾	Gain on monetary updating of the CVA balances in 2Q16 of R$ 168 million, compared to a negative amount of R$ 22 million in 2Q17. The positive and negative balances of CVA are updated by the Selic rate. This difference arises from a net payable amount of CVA on June 30, 2017. In 2Q16 the corresponding amount was a credit.

◾	Financial expense on monetary variation in loans and financings was R$ 44 million lower, due to the lower total effect of the IPCA inflation index (indexor for the debt) in the quarter – 0.22% in 2Q17, compared to 1.75% in 2Q16.

◾	Charges for loans and financings 17.33% lower, at R$ 396 million in 2Q17, compared to R$ 479 million in 2Q17. This result is substantially due to lower debt indexed to the CDI rate, and a lower value for the CDI rate itself, in 2Q17 – of 2.55%, compared to 3.31% in 2Q16.

EBITDA

Cemig’s consolidated Ebitda in 2Q17 was 8.75% higher than in 2Q16.

Ebitda – R$ ’000	2Q17	2Q16	Change,
Net profit for the period	138,114	202,124	(31.67)
+ Income and Social Contribution taxes	50,539	62,833	(19.57)
+ Net financial revenue (expenses)	341,554	215,508	58.49
+ Depreciation and amortization	209,435	199,684	4.88

= EBITDA	739,642	680,149	8.75

DEBT

The Company’s consolidated total debt on June 30, 2017 was R$ 14.607 billion, 3.77% less than at December 31, 2016.

São Simão, Miranda, Jaguara and Volta Grande hydro plants

On August 3, 2017, through Ordinance No. 291/17, the Ministry of Mines and Energy—MME established indemnification amounts to Cemig GT for investments made in the São Simão and Miranda plants that were not amortized until the end of contract agreement. The total amount of the indemnity is R$ 1.027 billion, of which R$ 243.59 million are destined to the indemnification of the São Simão plant and R$ 784.15 million destined to the indemnification of the Miranda plant, amounts referring to December 2015 and February 2016, respectively.

The amounts will be updated, pro rata die, by the National Extended Consumer Price Index (IPCA) until the date of signing the Concession Agreement by the winner of the bidding for the Usinas concession and by the referential Selic rate for federal securities, from the date of signature of the Concession Agreement until the date of the effective payment of the indemnity.

In addition, despite the existence of pending judicial discussions, on August 8, 2017, the National Electric Energy Agency—ANEEL approved the auction for the No. 1/2017 concession for the Jaguara, São Simão, Volta Grande and Miranda plants, expected to occur in September 2017.

FINANCIAL STATEMENTS SEPARATED BY SEGMENT

INFORMATION BY MARKET SEGMENT ON JUNE 30, 2017
ITEM	ELECTRICITY			TELECOM	GAS	OTHER	ELIMINATIONS	TOTAL
	GENERATION	TRANSMISSION	DISTRIBUTION
ASSETS OF THE SEGMENT	20,025,471	2,739,099	16,525,323	350,555	2,098,567	2,720,320	(2,519,536)	41,939,799
ADDITIONS TO THE SEGMENT	196,255	—	421,112	21,368	26,689	—	—	665,424
Additions to the financial asset	—	156,280	—	—	—	—	—	156,280
INVESTMENTS IN SUBSIDIARIES AND JOINTLY-CONTROLLED ENTITIES	8,030,138	—	—	—	—	18,252	—	8,048,390
NET REVENUE	3,305,994	449,145	5,619,766	57,721	663,318	54,778	(132,763)	10,017,959
COST OF ELECTRICITY AND GAS
Electricity purchased for resale	(1,721,290)	—	(3,054,465)	—	—	(9)	33,346	(4,742,418)
Charges for use of the national grid	(168,552)	166	(314,264)	—	—	—	78,389	(404,261)
Gas bought for resale	—	—	—	—	(485,163)	—	—	(485,163)

Operational costs, total	(1,889,842)	166	(3,368,729)	—	(485,163)	(9)	111,735	(5,631,842)
OPERATING COSTS AND EXPENSES
Personnel	(154,656)	(58,470)	(643,937)	(9,846)	(25,239)	(25,014)	—	(917,162)
Profit sharing	(4,136)	(1,821)	(17,640)	(315)	—	(979)	—	(24,891)
Post-retirement obligations	(28,068)	(12,684)	(131,804)	—	—	(19,472)	—	(192,028)
Materials	(4,749)	(1,323)	(20,053)	(66)	(888)	(84)	55	(27,108)
Outsourced services	(65,918)	(13,863)	(360,937)	(14,675)	(7,504)	(3,809)	19,942	(446,764)
Depreciation and amortization	(102,917)	—	(263,051)	(17,008)	(27,571)	(253)		(410,800)
Operational provisions (reversals)	(57,000)	(4,426)	(293,044)	(137)	—	(15,311)	—	(369,918)
Construction costs	—	(7,025)	(421,112)	—	(12,897)	—	—	(441,034)
Other operating expenses, net	(44,069)	(3,773)	(139,118)	(11,505)	(4,026)	(29,483)	44,520	(187,454)

Total cost of operation	(461,513)	(103,385)	(2,290,696)	(53,552)	(78,125)	(94,405)	64,517	(3,017,159)
OPERATING COSTS AND EXPENSES	(2,351,355)	(103,219)	(5,659,425)	(53,552)	(563,288)	(94,414)	176,252	(8,649,001)
OPERATIONAL PROFIT BEFORE EQUITY GAINS (LOSSES) AND FINANCIAL REVENUE (EXPENSES)	954,639	345,926	(39,659)	4,169	100,030	(39,636)	43,489	1,368,958
Equity method gains in non-consolidated investees	182,054			(1,492)			(120,444)	60,118
Financial revenues	89,161	3,605	205,427	921	12,832	36,955	—	348,901
Financial expenses	(617,297)	(1,223)	(433,533)	(7,648)	(21,534)	(1,966)	—	(1,083,201)

PRE-TAX PROFIT	608,557	348,308	(267,765)	(4,050)	91,328	(4,647)	(76,955)	694,776
Income and Social Contribution taxes	(154,767)	(106,991)	76,670	807	(28,586)	(1,061)		(213,928)

NET PROFIT ( LOSS)	453,790	241,317	(191,095)	(3,243)	62,742	(5,708)	(76,955)	480,848

Interest of the controlling shareholders	453,790	241,317	(191,095)	(3,243)	62,472	(5,708)	(76,955)	480,578
Interest of non-controlling shareholder	—	—	—	—	270	—	—	270

	453,790	241,317	(191,095)	(3,243)	62,742	(5,708)	(76,955)	480,848

Appendices

Generation plants – December 31, 2016

Usina	Empresa	Tipo	Participação Cemig	Capacidade Instalada (MW)	Garantia Fĺsica (MW Médio)	Capacidade Instalada (MW)*	Garantia Fĺsica (MW Médio)*	Vencimento
São Simão	CEMIG GT	UHE	100,00%	1.710,00	1.281,00	1.710,00	1.281,00	11/01/2015
Emborcação	CEMIG GT	UHE	100,00%	1.192,00	497,00	1.192,00	497,00	23/07/2025
Nova Ponte	CEMIG GT	UHE	100,00%	510,00	276,00	510,00	276,00	23/07/2025
Jaguara	CEMIG GT	UHE	100,00%	424,00	336,00	424,00	336,00	28/08/2013
Miranda	CEMIG GT	UHE	100,00%	408,00	202,00	408,00	202,00	23/12/2016
Irapé	CEMIG GT	UHE	100,00%	399,00	210,70	399,00	210,70	28/02/2035
Volta Grande	CEMIG GT	UHE	100,00%	380,00	229,00	380,00	229,00	23/02/2017
Igarapé	CEMIG GT	UTE	100,00%	131,00	71,30	131,00	71,30	13/08/2024
Rio de Pedras	CEMIG GT	PCH	100,00%	9,28	2,15	9,28	2,15	19/09/2024
Poço Fundo	CEMIG GT	PCH	100,00%	9,16	5,79	9,16	5,79	19/08/2025
São Bernardo	CEMIG GT	PCH	100,00%	6,82	3,42	6,82	3,42	19/08/2025
Paraúna	CEMIG GT	PCH	100,00%	4,28	1,90	4,28	1,90	—
Pandeiros	CEMIG GT	PCH	100,00%	4,20	0,47	4,20	0,47	22/09/2021
Salto Morais	CEMIG GT	PCH	100,00%	2,39	0,74	2,39	0,74	01/07/2020
Sumidouro	CEMIG GT	PCH	100,00%	2,12	0,34	2,12	0,34	08/07/2015
Anil	CEMIG GT	PCH	100,00%	2,08	1,16	2,08	1,16	08/07/2015
Xicão	CEMIG GT	PCH	100,00%	1,81	0,61	1,81	0,61	19/08/2025
Luiz Dias	CEMIG GT	PCH	100,00%	1,62	0,61	1,62	0,61	19/08/2025
Central Mineirão	CEMIG GT	UFV	100,00%	1,42		1,42	—	—
Poquim	CEMIG GT	PCH	100,00%	1,41	0,58	1,41	0,58	08/07/2015
Santa Marta	CEMIG GT	PCH	100,00%	1,00	0,58	1,00	0,58	08/07/2015
Pissarrão	CEMIG GT	PCH	100,00%	0,80	0,55	0,80	0,55	19/11/2004
Jacutinga	CEMIG GT	PCH	100,00%	0,72	0,47	0,72	0,47	—
Santa Luzia	CEMIG GT	PCH	100,00%	0,70	0,23	0,70	0,23	25/02/2026
Lages	CEMIG GT	PCH	100,00%	0,68	0,54	0,68	0,54	24/06/2010
Bom Jesus do Galho	CEMIG GT	PCH	100,00%	0,36	0,13	0,36	0,13	—
Queimado	CEMIG GT	UHE	82,50%	105,00	58,00	86,63	47,85	02/01/2033
Praias de Parajuru	CEMIG GT	EOL	49,00%	28,80	8,39	14,11	4,11	24/09/2032
Praia do Morgado	CEMIG GT	EOL	49,00%	28,80	13,20	14,11	6,47	26/12/2031
Volta do Rio	CEMIG GT	EOL	49,00%	42,00	18,41	20,58	9,02	26/12/2031
Três Marias	CEMIG G. TRÊS MARIAS	UHE	100,00%	396,00	239,00	396,00	239,00	04/01/2046
Salto Grande	CEMIG G. SALTO GRANDE	UHE	100,00%	102,00	75,00	102,00	75,00	04/01/2046
Itutinga	CEMIG G. ITUTINGA	UHE	100,00%	52,00	28,00	52,00	28,00	04/01/2046
Camargos	CEMIG G. CAMARGOS	UHE	100,00%	46,00	21,00	46,00	21,00	04/01/2046
	CEMIG G. SUL	PCHs	100,00%	39,53	27,00	39,53	27,00	04/01/2046
	CEMIG G. LESTE	PCHs	100,00%	35,16	19,95	35,16	19,95	04/01/2046
	CEMIG G. OESTE	PCHs	100,00%	28,90	12,68	28,90	12,68	04/01/2046
Sá Carvalho	Sá Carvalho S.A	UHE	100,00%	78,00	58,00	78,00	58,00	01/12/2024
Rosal	Rosal Energia S. A	UHE	100,00%	55,00	30,00	55,00	30,00	08/05/2032
Pai Joaquim	CEMIG PCH S.A	PCH	100,00%	23,00	2,41	23,00	2,41	01/04/2032
Barreiro	Usina Termelétrica Barreiro	UTE	100,00%	12,90	11,37	12,90	11,37	30/04/2023
Salto Voltão	Horizontes Energia	PCH	100,00%	8,20	6,63	8,20	6,63	04/10/2030
Salto do Paraopeba	Horizontes Energia	PCH	100,00%	2,46	—	2,46	—	04/10/2030
Salto do Passo Velho	Horizontes Energia	PCH	100,00%	1,80	1,48	1,80	1,48	04/10/2030
Machado Mineiro	Horizontes Energia	PCH	100,00%	1,72	1,14	1,72	1,14	08/07/2025
Aimorés	ALIANÇA	UHE	45,00%	330,00	172,00	148,50	77,40	20/12/2035
Funil	ALIANÇA	UHE	45,00%	180,00	89,00	81,00	40,05	20/12/2035
Amador Aguiar I (Capim Branco I)	ALIANÇA	UHE	39,32%	240,00	155,00	94,36	60,94	29/08/2036
Amador Aguiar II (Capim Branco II)	ALIANÇA	UHE	39,32%	210,00	131,00	82,56	51,50	29/08/2036
Porto Estrela	ALIANÇA	UHE	30,00%	112,00	55,80	33,60	16,74	10/07/2032
Igarapava	ALIANÇA	UHE	23,69%	210,00	136,00	49,75	32,22	30/12/2028
Candonga	ALIANÇA	UHE	22,50%	140,00	64,50	31,50	14,51
Santo Antônio	Santo Antônio Energia	UHE	18,13%	3.568,30	2.424,00	646,90	439,45	12/06/2046
Belo Monte	Norte Energia	UHE	12,77%	2.677,54	2.525,30	341,87	322,43	26/08/2045
Baguari	BAGUARI ENERGIA	UHE	34,00%	140,00	80,20	47,60	27,27	15/08/2041
Retiro Baixo	Retiro Baixo Energética	UHE	49,90%	82,00	38,50	40,92	19,21	25/08/2041
Cachoeirão	Hidrelétrica Cachoeirão	PCH	49,00%	27,00	16,37	13,23	8,02	25/07/2030
Pipoca	Hidrelétrica Pipoca	PCH	49,00%	20,00	11,90	9,80	5,83	10/09/2031
	Light Energia	UHEs	43,33%	855,14	637,00	370,53	275,85
	Lightger	PCH	71,10%	25,00	19,53	17,77	13,89
	Renova Energia	EOL	40,94%	386,10	191,30	158,09	78,33
	Renova Energia	PCH	40,94%	41,80	24,40	17,11	9,99
	Brasil PCH	PCHs	20,88%	291,00	192,68	60,77	40,23

Total				15.828,01	10.719,40	8.468,82	5.258,24

RAP (Permitted Annual Revenue – Transmission) – 2016-17 cycle

Resolução Homologatoria ANEEL - nº 2.098/16*
Annual Permitted Revenue (RAP)	RAP	% Cemig	Cemig Consolidado	Cemig GT
Cemig GT	296,435,871	100.0%	296,435,871	296,435,871
Cemig Itajuba	37,434,741	100.0%	37,434,741	37,434,741
Centroeste	17,129,836	51.0%	8,736,216
Transirapé	29,201,132	24.5%	7,154,277
Transleste	40,172,135	25.0%	10,043,034
Transudeste	24,899,069	24.0%	5,975,777
Taesa		31.54%
ETEO	112,775,455	100.0%	35,569,378
ETAU	42,527,356	52.6%	7,053,132
NOVATRANS	512,214,141	100.0%	161,552,340
TSN	494,919,285	100.0%	156,097,542
GTESA	9,216,414	100.0%	2,906,857
PATESA	23,933,818	100.0%	7,548,726
Munirah	35,919,476	100.0%	11,329,003
Brasnorte	24,904,755	38.7%	3,037,081
São Gotardo	5,023,232	100.0%	1,584,327
NTE	151,048,516	100.0%	47,640,702
STE	80,334,482	100.0%	25,337,495
ATEI	146,729,702	100.0%	46,278,548
ATEII	226,671,244	100.0%	71,492,110
ATEIII	112,228,974	100.0%	35,397,018
Mariana **	13,863,000	100.0%	4,372,390
Miracema **	61,268,000	100.0%	19,323,927
Janaúba	174,624,789	100.0%	55,076,658
Aimorés	71,424,700	50.0%	11,263,675
TBE
EATE	422,269,558	50.0%	66,568,439
STC	41,521,642	40.0%	5,236,683
Lumitrans	26,206,259	40.0%	3,305,016
ENTE	221,643,644	50.0%	34,945,473
ERTE	49,750,421	50.0%	7,843,554
ETEP	96,563,389	50.0%	15,223,312
ECTE	79,722,528	19.1%	4,800,783
EBTE	44,400,267	74.5%	10,431,604
ESDE	12,639,916	50.0%	1,992,695
ETSE	21,581,574	19.1%	1,299,613
Light	8,803,216	32.6%	904,595

RAP TOTAL CEMIG			1,221,192,595	333,870,612

Cemig D Tables (R$ million)

CEMIG D Market
	(GWh)			GW
Quarter	Captive Consumers	TUSD ENERGY[1]	T.E.D2	TUSD PICK[3]
2Q14	6.646	4.485	11.132	29
3Q14	6.686	4.298	10.984	27
4Q14	6.935	4.201	11.136	29
1Q15	6.722	3.857	10.579	29
2Q15	6.410	4.012	10.422	29
3Q15	6.471	3.865	10.336	29
4Q15	6.850	3.937	10.787	28
1Q16	6.408	4.053	10.460	29
2Q16	6.711	4.497	11.208	29
3Q16	6.365	4.424	10.788	29
4Q16	6.402	4.409	10.811	30
1Q17	6.249	4.274	10.523	30
2Q17	6.314	4.287	10.601	31

1.	Refers to the quantity of electricity for calculation of the regulatory charges charged to free consumer clients (“Portion A”)
2.	Total electricity distributed
3.	Sum of the demand on w hich the TUSD is invoiced, according to demand contracted (“Portion B”).

Operating Revenues	2Q17	2Q16	Change%	1H2017	1H2016	Change%
Sales to end consumers	4.006	4.064	(1)	8.184	8.395	(3)
TUSD	447	436	3	915	853	7
CVA and Other financial components in tariff adjustment	(29)	(531)	—	(332)	(664)	—
Construction revenue	240	314	(24)	421	533	(21)
Others	298	280	6	575	579	—

Subtotal	4.961	4.563	9	9.763	9.696	1

Deductions	(2.109)	(2.065)	2	(4.143)	(4.506)	(8)

Net Revenues	2.852	2.498	14	5.620	5.190	8

Operating Expenses	2Q17	2Q16	Change%	1H2017	1H2016	Change%
Personnel/Administrators/Councillors	390	300	30	644	588	10
Employee Participation	4	10	(57)	18	10	85
Forluz – Post-Retirement Employee Benefits	67	56	20	132	106	24
Materials	12	9	30	20	17	15
Contracted Services	188	146	29	361	313	15
Purchased Energy	1.676	1.220	37	3.054	2.496	22
Depreciation and Amortization	133	122	9	263	244	8
Operating Provisions	156	92	71	293	236	24
Charges for Use of Basic Transmission Network	152	224	(32)	314	437	(28)
Cost from Operation	240	314	(24)	421	533	(21)
Other Expenses	70	89	(21)	139	177	(21)

Total	3.088	2.580	20	5.659	5.156	10

Statement of Results	2Q17	2Q16	Change%	1H2017	1H2016	Change%
Net Revenue	2.852	2.498	14	5.620	5.190	8
Operating Expenses	3.088	2.580	20	5.659	5.156	10

EBIT	(237)	(82)	189	(40)	34	—

EBITDA	(103)	40	—	223	278	(20)

Financial Result	(115)	15	—	(228)	(127)	(80)
Provision for Income Taxes, Social Cont &	111	17	573	77	15	402

Net Income	(240)	(51)	373	(191)	(78)	145

Cemig GT tables (R$ million)

Operating Revenues	2Q17	2Q16	Change%	1H2017	1H2016	Change%
Sales to end consumers	1.003	875	15	1.933	1.819	6
Supply	760	624	22	1.401	1.215	15
Gain on monetary updating of Concession Grant Fee	71	68	4	150	149	1
Transactions in the CCEE	192	48	304	412	52	695
Revenues from Trans. Network	114	98	17	241	192	26
Construction revenue	4	25	(84)	7	32	(78)
Transmission indemnity revenue	204	561	(64)	270	592	(54)
Others	7	7	(2)	17	14	26

Subtotal	2.356	2.305	2	4.432	4.065	9

Deductions	(361)	(359)	1	(763)	(718)	6

Net Revenues	1.995	1.946	3	3.669	3.347	10

Operating Expenses	2Q17	2Q16	Change%	1H2017	1H2016	Change%
Personnel/Administrators/Councillors	120	101	19	212	198	7
Employees’ and managers’ profit shares	1	1	—	6	1	9
Forluz – Post-Retirement Employee Benefits	21	19	9	41	36	15
Materials	3	5	(33)	6	7	(18)
Contracted Services	37	34	8	64	70	(9)
Depreciation and Amortization	45	47	(4)	86	94	(8)
Operating Reserves	6	30	(80)	61	52	19
Charges for Use of Basic Transmission Network	84	74	14	166	148	12
Purchased Energy	981	808	21	1.715	1.468	17
Construction Cost	4	25	(84)	7	32	(78)
Other Expenses	8	10	(21)	28	32	(14)

Total	1.310	1.154	14	2.391	2.137	12

Statement of Results	2Q17	2Q16	Change%	1H2017	1H2016	Change%
Net Revenue	1.995	1.946	3	3.669	3.347	10
Operating Expenses	(1.310)	(1.154)	14	(2.391)	(2.137)	12

EBIT	685	792	(14)	1.278	1.210	6

Equity equivalence results	40	19	111	14	(131)	—

EBITDA	769	858	(10)	1.379	1.173	18

Financial Result	(238)	(279)	(15)	(533)	(569)	(6)
Provision for Income Taxes, Social Cont & Deferred Income Tax	(141)	(160)	(12)	(229)	(199)	15

Net Income	346	372	(7)	531	311	71

Tables – Cemig Consolidated (R$ million)

Energy Sales (Consolidated)(GWh)	2Q17	2Q16	Change%	1H2017	1H2016	Change%
Residential	2.496	2.526	(1)	5.033	5.017	—
Industrial	4.451	4.672	(5)	8.704	9.510	(8)
Commercial	1.893	1.697	12	3.805	3.385	12
Rural	954	960	(1)	1.752	1.684	4
Others	892	900	(1)	1.752	1.737	1

Subtotal	10.685	10.755	(1)	21.046	21.333	(1)

Own Consumption	9	10	(9)	18	19	(5)
Supply	2.846	3.110	(8)	5.740	5.806	(1)

TOTAL	13.540	13.874	(2)	26.805	27.158	(1)

Energy Sales	2Q17	2Q16	Δ%	1H2017	1H2016	Δ%
Residential	1.928	1.936	—	3.919	3.960	(1)
Industrial	1.242	1.316	(6)	2.424	2.663	(9)
Commercial	1.096	1.122	(2)	2.236	2.285	(2)
Rural	411	356	15	779	679	15
Others	415	402	3	821	811	1

Electricity sold to final consumers	5.092	5.132	(1)	10.179	10.398	(2)

Unbilled Supply, Net	278	(174)	—	505	(77)	—
Supply	430	655	(34)	888	1.207	(26)

TOTAL	5.801	5.613	3	11.572	11.528	—

Operating Revenues	2Q17	2Q16	Δ%	1H2017	1H2016	Δ%
Sales to end consumers	5.022	4.973	1	10.145	10.279	(1)
TUSD	437	427	2	900	837	8
Supply	779	641	22	1.428	1.249	14
Transactions in the CCEE	199	49	305	425	52	723
CVA and Other financial components in tariff adjustment	(29)	(531)	(94)	(332)	(664)	(50)
Gain on monetary updating of Concession Grant Fee	71	68	4	150	149	1
Revenues from Trans. Network	85	75	14	177	148	20
Construction revenue	240	349	(31)	441	584	(24)
Gas supply	411	319	29	821	697	18
Transmission Indemnity Revenue	204	561	(64)	270	592	(54)
Others	370	349	6	719	712	1

Subtotal	7.788	7.279	7	15.145	14.635	3

Deductions	(2.583)	(2.521)	2	(5.127)	(5.424)	(5)

Net Revenues	5.205	4.758	9	10.018	9.211	9

Operating Expenses	2Q17	2Q16	Δ%	1H2017	1H2016	Δ%
Personnel/Administrators/Councillors	536	430	25	917	843	9
Employee Participation	6	6	(3)	25	6	301
Forluz – Post-Retirement Employee Benefits	97	84	16	192	159	21
Materials	16	13	23	27	24	13
Contracted Services	238	193	24	447	401	11
Purchased Energy	2.649	2.025	31	4.742	3.956	20
Depreciation and Amortization	209	200	5	411	399	3
Operating Provisions	161	482	(67)	370	734	(50)
Charges for Use of Basic Transmission Network	198	267	(26)	404	526	(23)
Gas bought for resale	263	189	39	485	427	14
Cost from Operation	240	349	(31)	441	584	(24)
Other Expenses	91	112	(19)	187	240	(22)

TOTAL	4.705	4.349	8	8.649	8.299	4

Financial Result Breakdown	2Q17	2Q16	Δ%	1H2017	1H2016	Δ%
Financial revenues	169	387	(56)	349	604	(42)

Revenue from cash investments	61	77	(21)	125	135	(7)
Arrears penalty payments on electricity bills	65	69	(5)	138	142	(3)
Exchange rate	9	29	(68)	18	44	(60)
Monetary updating	19	20	(4)	37	67	(45)
Monetary updating - CVA	—	168	—	—	188	—
Taxes applied to Financial Revenue	(11)	(27)	(58)	(22)	(39)	—
Other	26	52	(49)	53	67	(20)

Financial expenses	(511)	(602)	(15)	(1.083)	(1.234)	(12)

Costs of loans and financings	(396)	(479)	(17)	(858)	(908)	(6)
Exchange rate	(19)	(0)	34.987	(19)	(17)	8
Monetary updating – loans and financings	(26)	(69)	(63)	(69)	(185)	(63)
Monetary updating – paid concessions	1	(1)	—	1	(3)	(127)
Charges and monetary updating on Post-employment obligations	(17)	(27)	(38)	(36)	(64)	(44)
Other	(55)	(26)	112	(103)	(56)	82

Financial revenue (expenses)	(342)	(216)	58	(734)	(630)	17

Statement of Results	2Q17	2Q16	Δ%	1H2017	1H2016	Δ%
Net Revenue	5.205	4.758	9	10.018	9.211	9
Operating Expenses	4.705	4.349	8	8.649	8.299	4

EBIT	500	408	22	1.369	913	50

Equity gain in subsidiaries	30	72	(58)	60	14	328
Depreciation and Amortization	209	200	5	411	399	3

EBITDA	740	681	9	1.840	1.326	39

Financial Result	(342)	(215)	(59)	(734)	(630)	(17)
Tax	(51)	(63)	(20)	(214)	(89)	139

Net Income	138	202	(32)	481	207	132

Cash Flow Statement	1H2017	1H2016	Change%
Cash at beginning of period	995	925	8

Cash generated by operations	1.923	113	1.607

Net profit	481	207	132
Current and deferred income tax and Social Contribution tax	214	89	139
Depreciation and amortization	411	399	3
Passthrough from CDE	477	1.005	(53)
Equity gain (loss) in subsidiaries	(60)	(14)	(328)
Provisions (reversals) for operational losses	370	734	(50)
Dividends received from equity holdings	157	345	(54)
Interest paid on loans and financings	(711)	(1.085)	(34)
Other adjustments	584	(1.568)	—

Financing activities	(1.066)	95	1.217

Financings obtained and capital increase	60	2.252	(97)
Interest on Equity, and dividends	(271)	(111)	143
Payments of loans and financings	(855)	(2.045)	(58)

Investment activity	(906)	368	(346)

Securities - Financial Investment	(104)	1.524	(346)
Acquisition of ownership interest and future capital commitments	(186)	(643)	(71)
Financial assets	(156)	—	—
Fixed and Intangible assets	(460)	(513)	(10)
Cash at end of period	946	1.500	(37)

Total Cash	2.062	2.040

BALANCE SHEETS (CONSOLIDATED) - ASSETS	06/30/2017	12/31/2016
CURRENT	7.875	8.285

Cash and cash equivalents	946	995
Securities	1.101	1.014
Consumers and traders	3.502	3.425
Financial assets of the concession	389	730
Tax offsetable	224	236
Income tax and Social Contribution tax recoverable	506	590
Dividends receivable	30	11
Linked funds	388	—
Inventories	48	49
Passthrough from CDE (Energy Development Account)	73	64
Other credits	667	803

NON-CURRENT	34.041	33.750

Securities	15	31
Consumers and traders	145	146
Tax offsetable	190	178
Income tax and Social Contribution tax recoverable	67	112
Deferred income tax and Social Contribution tax	1.950	1.797
Escrow deposits in legal actions	1.924	1.887
Other credits	1.903	1.279
Financial assets of the concession	5.363	4.971
Investments	8.723	8.753
PP&E	2.823	3.775
Intangible assets	10.939	10.820

TOTAL ASSETS	41.916	42.036

BALANCE SHEETS LIABILITIES AND SHAREHOLDERS’ EQUITY	06/30/2017	12/31/2016
CURRENT	11.778	11.447

Suppliers	1.916	1.940
Regulatory charges	335	381
Profit shares	28	18
Taxes	570	794
Income tax and Social Contribution tax	97	27
Interest on Equity, and dividends, payable	199	467
Loans and financings	5.193	4.837
Payroll and related charges	234	225
Post-retirement liabilities	233	199
Other obligations	1.816	1.412
Provisions for losses on investments	1.158	1.150

NON-CURRENT	16.768	17.654

Regulatory charges	516	455
Loans and financings	9.414	10.342
Taxes	722	724
Income tax and Social Contribution tax	651	582
Provisions	949	815
Post-retirement liabilities	4.102	4.043
Provisions for losses on investments	233	192
Other obligations	180	502

STOCKHOLDERS’ EQUITY	13.367	12.930

Share capital	6.294	6.294
Capital reserves	1.925	1.925
Profit reserves	5.202	5.200
Adjustments to Stockholders’ equity	(533)	(488)
Retained earnings	479	—
NON- CONTROLLING STOCKHOLDER´S EQUITY	4	4

TOTAL LIABILITIES	41.916	42.036

6. PRESENTATION EARNINGS RELEASE RESULTS FOR THE 2ND QUARTER OF 2017 DATED AUGUST 16, 2017

RESULTS
2nd Quarter 2017

Certain statements and estimates in this material may represent expectations about future events or results, which are subject to risks and uncertainties, which may be known or unknown. There is no guarantee that the events or results will take place as referred to in these expectations. These expectations are based on the present assumptions and analyses from the point of view of our management, in accordance with their experience and other factors such as the macroeconomic environment, and market conditions in the electricity sector; and on our expectations for future results, many of which are not under our control.
Important factors that could lead to significant differences between actual results and the projections about future events or results include our business strategy, Brazilian and international economic conditions, technology, our financial strategy, changes in the electricity sector, hydrological conditions, conditions in the financial and energy markets, uncertainty on our results from future operations, plans and objectives, and other factors. Because of these and other factors, our real results may differ significantly from those indicated in or implied by such statements.
The information and opinions herein should not be understood as a recommendation to potential investors, and no investment decision should be based on the veracity, currentness or completeness of this information or these opinions. None of our professionals nor any of their related parties or representatives shall have any liability for any losses that may result from the use of the content of this presentation.
To evaluate the risks and uncertainties as they relate to Cemig, and to obtain additional information about factors that could give rise to different results from those estimated by Cemig, please consult the section on Risk Factors included in the Reference Form filed with the Brazilian Securities Commission – CVM – and in the 20-F form filed with the U.S. Securities and Exchange Commission – SEC.
In this material, financial amounts are in R$ million (R$ mn) unless otherwise stated.
Financial data reflect the adoption of IFRS.

4,758
5,205
9.4%
202
138
680
739
2Q16 2Q17 2Q16 2Q17 2Q16 2Q17
•
CVA contributed to increased revenue (+)
•
Provisions for losses on investment lower year-on-year – positive effect (+)
•
Total power supplied (wholesale + retail), to all consumers in the year 2.4% lower YoY
•
Equity gain in investees weaker than in 2Q16 (R$ 30mn this year, R$ 72mn in 2Q16) (–)
•
Financial expenses have negative effect (–)
• Monetary variation on CVA: R$ 22 million negative in 2Q17, R$ 167 million positive in 2Q16
•
Provision for labor-law litigation increases expenses by R$ 125mn.

Volume sold – GWh
–2.4%
4,758
5,205
2Q16
2Q17
9.4%
13,874
13,540
30
221
196
6
8
263
30/06/2016
Residential
Industrial
Commercial
Rural
Others
Wholesale
30/06/2017
•
CVA year-on-year comparison – component in revenue R$ 502mn higher
•
Revenue from transactions in CCEE R$ 144mn higher
•
Transmission indemnity revenue R$ 355mn lower in 2Q17 • – was R$ 561mn in 2Q16
•
Revenue from supply of gas R$ 92mn higher

4,349
4,705
8.2%
2Q16
2Q17
•
Cost of power supply purchased R$ 625mn higher
•
New voluntary retirement scheme for 2017: in 2Q17, 891 employees accepted.
– Expense of R$ 165mn recognized, R$ 64mn in 2Q16; savings of R$ 175mn expected in 2018.
•
Provisions for losses on investments:
•
Parati – balance R$ 1.158 billion. In 2Q17; reversal of R$ 8mn, compares with R$ 355mn in 2Q16.
•
SAAG – balance is R$ 238 million. In 2Q17, reversal of R$ 5mn; compares with R$ 17mn in 2Q16.
Change in consolidated operational expenses, 2Q16–2Q17
106
13
3
45
625
10
-320
-69
74
-108
-21

Cemig, consolidated: debt profile

CEMIG

Maturities timetable – Average tenor: 2.4 years

Total net debt: R$ 12.5 billion

Main indexors

2%
27%
71%
CDI
IPCA
Other

Cost of debt – %

11,74
14,28
15,67
15,82
15,89
15,95
12,03
5,03
3,74
5,33
6,90
8,40
8,29
8,97
2014
2015
Jun.16
Sep.15
2016
Mar.17
Jun.17
Real
Nominal

Leverage – %

2,40
5,26
4,53
4,98
4,21
3,98
Net debt
Ebitda
47,4
48,4
48,9
50,4
49,5
48,4
Net Debt
Stockholders' equity + Net debt
2015
Jun.16
Sep.16
2016
Mar.17
Jun.17

6

Maturities timetable – Average tenor: 2.4 years
Total net debt: R$ 12.5 billion
Reduced by R$ 473 million in the quarter
Debt paid after June R$ 777mn
3.907
1.856
1.813
1.610
583
229
478
2017 2018 2019 2020 2021 2022 2023 After 2023
.
Each 1 p.p. reduction in Selic rate estimated to reduce debt cost by R$ 125mn
.
Financial expenses are already lower due to reduction in the Selic rate
Cost of debt – %
15,67
15,82
15,89
15,95
14,28
12,03
11,74
8,40
8,29
6,90
5,03
5,33
3,74
8,97
2014
2015
Jun.16
Sep.15
2016
Mar.17
Jun.17
Real
Nominal
Main indexors
2%
71%
27%
CDI
IPCA
Other
Leverage – %
5,26
4,53
4,98
4,21
3,98
2,40
Net debt
Ebitda
50,4
48,4
2015
Jun.16
Sep.16
2016
Mar.17
Jun.17
Net Debt
Stockholders’ equity + Net debt

1.945
1.995
858
769
–10.4%
372
346
2Q16
2Q17
2Q16
2Q17
2Q16
2Q17
•
Revenue from transactions in the CCEE R$ 144mn higher
• Higher average Spot Price1 : R$ 302/MWh in 2Q17 vs. R$ 62/MWh in 2Q16
•
Transmission indemnity revenue of R$ 204mn recognized in 2Q17 (R$ 149mn of this was for consent by Aneel to adjust BRR). Compares to R$ 561mn in 2Q16.
•
New voluntary retirement scheme for 2017: in 2Q17, 174 employees accepted.
• Expense of R$ 38mn recognized, R$ 16mn in 2Q16
1 – Spot Price – Average values for Southeast and Center–West Regions.

Cemig GT – debt profile

CEMIG

Maturities timetable – Average tenor: 2.1 years

Total net debt: R$ 7.2 billion

2.741
2.068
882
1.054
1.039
331
8
20
2017
2018
2019
2020
2021
2022
2023
After 2023

Main indexors

1%
16%
83%
CDI
IPCA
OTHERS

Cost of debt – %

12,11
14,41
15,15
15,41
16,03
16,11
12,07
5,37
3,66
5,22
6,64
8,59
8,46
9,85
2014
2015
Jun.16
Sep.16
2016
Mar.17
Jun.17
Real
Nominal

Leverage – %

1,30
3,26
3,13
5,60
4,51
4,53
54,1
58,6
60,2
62,9
60,9
58,3
2015
Jun.16
Sep.17
2016
Mar.17
Jun.17
Net debt / Ebitda
Net Debt / Stockholders' equity + Net debt

8

Maturities timetable – Average tenor: 2.1 years
Main indexors
Total net debt: R$ 7.2 billion
1%
Reduced by R$ 363 million in the quarter
Debt paid after June R$777mn
2.741
CDI
2.068
IPCA
1.054
1.039
882
331
OTHERS
8
20
2017
2018
2019
2020
2021
2022
2023
After 2023
Restrictive covenants
For details see Note 18 (Loans, financings and debentures)
Cost of debt – %
Leverage – %
16,03
16,11
15,15
15,41
5,60
4,51
4,53
14,41
3,26
3,13
12,11
12,07
1,30
62,9
8,59
8,46
6,64
5,37
5,22
9,85
3,66
2014
2015
Jun.16
Sep.16
2016
Mar.17
Jun.17
Nominal
Real
2015
Jun.16
Sep.17
2016
Mar.17
Jun.17

2.498
2.851
40
–103
–51
–240
14.1%
2Q16
2Q17
•
CVA contributes R$ 502mn to increase in revenue:
• R$ 29mn realized in 2Q17, vs. R$ 531mn realized in 2Q16
•
Cost of power supply purchased R$ 456mn higher
•
Consumption in Cemig D’s concession area:
•
Volume distributed: 5.5% lower
•
Captive market: 6.1% lower
•
Transported: 4.7% lower
•
Complementary downward adjustment of R$ 214 million for realization of CVA
•
Provision for labor-law litigation increased expenses by R$ 97mn.
•
Retirement program: joined by 705 employees, expense of R$ 123mn recognized, R$ 44mn in 2Q16

Cemig D – Debt profile

Maturities timetable – Average tenor: 2.8 years

Total net debt: R$ 5.2 billion

Reduced by R$ 206 million in the quarter

1.382
1.668
932
728
501
222
221
458
2017
2018
2019
2020
2021
2022
2023
2024 em diante

Main indexors

1%
43%
56%
CDI
IPCA
Others

Cost of debt – %

11,47
14,31
16,45
16,46
15,87
15,95
10,97
4,79
4,01
5,55
7,12
8,06
8,04
8,95
2014
2015
Jun.16
Sep.16
2016
Mar.17
Jun.17
Real
Nominal

Leverage – %

6,1
6,17
6,59
12,55
10,39
13,78
Net debt / Ebitda
70,4
65,4
65,6
66,2
68,0
69,3
Net Debt / Stockholders' equity + Net debt
2015
Jun.16
Sep.16
2016
Mar.17
Jun.17

10

Maturities timetable – Average tenor: 2.8 years
Main indexors
Total net debt: R$ 5.2 billion
1%
Reduced by R$ 206 million in the quarter
1.668
CDI
1.382
932
IPCA
728
501
458
222
221
Others
2017
2018
2019
2020
2021
2022
2023
2024 em diante
Cost of debt – %
Leverage – %
16,45
16,46
15,87
15,95
12,55
13,78
10,39
14,31
6,1
6,17
6,59
11,47
10,97
70,4
69,3
8,06
8,04
7,12
5,55
4,79
8,95
4,01
2014
2015
Jun.16
Sep.16
2016
Mar.17
Jun.17
2015
Jun.16
Sep.16
2016
Mar.17
Jun.17
Nominal
Real

Cash generated by operations R$ 1,923
Financing –R$ 1,066
Investment –R$ 906
995
946
2062
481
370
477
595
795
271
281
186
439
1.116
1H17 profit
Provisions
CVA + other components
Other
Loans and debentures
Interest on Equity + dividends
Cash investments
Investments
Intangible + other
Initial cash 31/12/2016
Cash at 30/6/2017
Securities
Total position

Investor relations
Tel: +55 (31) 3506-5024
ri@cemig.com.br
http://ri.cemig.com.br

7. SUMMARY OF MINUTES OF THE 702ND MEETING OF THE BOARD OF DIRECTORS HELD ON AUGUST 22, 2017

COMPANHIA ENERGÉTICA DE MINAS GERAIS – CEMIG

LISTED COMPANY – CNPJ 17.155.730/0001-64 – NIRE 31300040127

BOARD OF DIRECTORS

Meeting of August 22, 2017

SUMMARY OF PRINCIPAL DECISIONS

At its 702nd meeting, held on August 22, 2017, the Board of Directors of Cemig (Companhia Energética de Minas Gerais) decided the following:

•	Nomination of managers for posts on the Boards of Directors of Light, Light Energia and Light SESA;

•	orientation of vote of the representative of Cemig at the EGM that decides on changes to the Board of Directors.

Av. Barbacena 1200	Santo Agostinho	30190-131 Belo Horizonte, MG	Brazil	Tel.: +55 31 3506-5024	Fax +55 31 3506-5025
This text is a translation, provided for information only. The original text in Portuguese is the legally valid version.

8. SUMMARY OF MINUTES OF THE 703RD MEETING OF THE BOARD OF DIRECTORS HELD ON AUGUST 23, 2017

COMPANHIA ENERGÉTICA DE MINAS GERAIS – CEMIG

LISTED COMPANY – CNPJ 17.155.730/0001-64 – NIRE 31300040127

BOARD OF DIRECTORS

Meeting of August 23, 2017

SUMMARY OF PRINCIPAL DECISIONS

At its 703rd meeting, held on August 23, 2017, the Board of Directors of Cemig (Companhia Energética de Minas Gerais) decided the following:

•	Orientation of vote by the members of the Board of Directors nominated by Cemig in Light S.A., directly and through Rio Minas Energia Participações S.A. and Luce Empreendimentos e Participações S.A., in relation to the sale by Renova Energia S.A. to Engie Brasil Energias Complementares Ltda. of the Projects of the Umburanas Wind Farm Complex.

Av. Barbacena 1200	Santo Agostinho	30190-131 Belo Horizonte, MG	Brazil	Tel.: +55 31 3506-5024	Fax +55 31 3506-5025
This text is a translation, provided for information only. The original text in Portuguese is the legally valid version.

9. MATERIAL ANNOUNCEMENT DATED AUGUST 23, 2017: RENOVA: COMPLETION OF CONTRACT FOR SALE OF UMBURANAS PROJECTS

COMPANHIA ENERGÉTICA DE MINAS GERAIS – CEMIG

LISTED COMPANY – CNPJ 17.155.730/0001-64 – NIRE 31300040127

MATERIAL ANNOUNCEMENT

Renova: Completion of contract for sale of Umburanas Projects

Cemig (Companhia Energética de Minas Gerais), a listed company with securities traded on the stock exchanges of São Paulo, New York and Madrid, as per CVM Instruction 358 of January 3, 2002, as amended, hereby reports to the Brazilian Securities Commission (CVM), the São Paulo Stock Exchange (BM&F Bovespa S.A.) and the market as follows:

Today Cemig’s affiliated company Renova Energia S.A. (‘Renova’) published the following Material Announcement:

“Complementing the Material Announcement published on August 8, 2017, Renova Energia S.A. (RNEW11) (‘the Company’ or ‘Renova’), in compliance with CVM Instruction 358/2002 as amended, hereby informs its stockholders and the market in general as follows:

Today Renova and Engie Brasil Energia S.A. (‘Engie’) (through its subsidiary Engie Brasil Energias Complementares Participações Ltda.) signed a Contract for Assignment of Rights and Obligations relating to the Umburanas wind farm complex.

The base price of the transaction is R$ 15 million (fifteen million Reais), subject to adjustments if certain conditions precedent of the transaction are met (‘the Transaction’).

The scope of the Transaction covers assignment of the rights to the following projects:

(i)	The ‘Umburanas I Project’, established by the 2013 A–5 LEN (‘New-build’) Auction, with installed capacity of 355.5MW. This was later decontracted under the MCSD A4+ offsetting scheme, as disclosed by the Company in the Material Announcement dated May 19, 2017.

(ii)	The ‘Umburanas II Project’, under the 2014 A–5 LEN Auction, with installed capacity of 108.9MW.

(iii)	The ‘Umburanas III Project’, referring to the remaining wind generation potential held by Renova in the region of Umburanas.

As well as the benefit in terms of liquidity in the short term, this transaction meets two more of Renova’s medium and long-term strategic objectives that add significant value to the Company:

•	Reduction of need for capex in the medium term: The sale of the Umburanas II project, which contracted supply in the 2014 LEN Auction (108.9MW) to start in January 2019, reduces the need for disbursement of capital expenditure in the next 18 months.

•	Reduction of trading exposure: The scope of the Transaction also includes assignment of the Free Market PPAs, with total contracted level of 165.2 MW average, reducing the exposure arising from these contracts as from July 1, 2019.

The Transaction is subject to certain conditions precedent specified in the Contract, including approval by regulatory bodies.

Renova informs the market that the Transaction does not in any way adversely affect the negotiations currently in progress with Brookfield Energia Renovável, of which Renova informed the market in a Market Announcement on July 4, 2017 and a Material Announcement on July 17, 2017.”

Belo Horizonte, August 23, 2017

Adézio de Almeida Lima

Chief Finance and Investor Relations Officer

Av. Barbacena 1200	Santo Agostinho	30190-131 Belo Horizonte, MG	Brazil	Tel.: +55 31 3506-5024	Fax +55 31 3506-5025
This text is a translation, provided for information only. The original text in Portuguese is the legally valid version.

10. MATERIAL ANNOUNCEMENT DATED AUGUST 28, 2017: DATA ROOM OPENED FOR POTENTIAL INVESTORS IN LIGHT

COMPANHIA ENERGÉTICA DE MINAS GERAIS – CEMIG

LISTED COMPANY – CNPJ 17.155.730/0001-64 – NIRE 31300040127

MATERIAL ANNOUNCEMENT

Data Room opened for potential investors in Light

Cemig (Companhia Energética de Minas Gerais), a listed company with securities traded on the stock exchanges of São Paulo, New York and Madrid, as per CVM Instruction 358 of January 3, 2002, as amended, hereby informs the Brazilian Securities Commission (CVM), the São Paulo Stock Exchange (BM&F Bovespa S.A.) and the market as follows:

In continuation of the information given in Material Announcements published on June 21 and July 14, 2017 – on the decision by Cemig to begin, jointly with Rio Minas Energia Participações S.A. (‘RME’) and Luce Empreendimentos e Participações S.A. (‘Lepsa’), the process of disposal of the totality of their holdings in the equity of Light S.A. (‘Light’); and the Material Announcement published on July 12, 2017 – on the start of meetings with investors potentially interested in taking part in this process of disposal, Cemig reports that:

On today’\s date the Data Room with information on the Light group of companies was opened, to assist potential investors in preparation of non-binding proposals.

To be given access to the documents available in the Data Room, each of the investors has individually signed a Confidentiality Agreement.

It is expected that the Data Room will be available for a period of 30 days.

This Material Announcement is part of the Company’s commitment to keep the market updated on the progress of its Disinvestment Program, as announced in its Material Announcement of June 1 of this year, updated on July 7.

Belo Horizonte, August 28, 2017

Adézio de Almeida Lima

Chief Finance and Investor Relations Officer

Av. Barbacena 1200	Santo Agostinho	30190-131 Belo Horizonte, MG	Brazil	Tel.: +55 31 3506-5024	Fax +55 31 3506-5025
This text is a translation, provided for information only. The original text in Portuguese is the legally valid version.

11. MARKET ANNOUNCEMENT DATED AUGUST 28, 2017: RENOVA DECONTRACTS 99.75 MWP OF SOLAR SUPPLY

COMPANHIA ENERGÉTICA DE MINAS GERAIS – CEMIG

LISTED COMPANY – CNPJ 17.155.730/0001-64 – NIRE 31300040127

MATERIAL ANNOUNCEMENT

Renova decontracts 99.75 MWp of solar supply

Cemig (Companhia Energética de Minas Gerais), a listed company with securities traded on the stock exchanges of São Paulo, New York and Madrid, as per CVM Instruction 358 of January 3, 2002, as amended, hereby informs the Brazilian Securities Commission (CVM), the São Paulo Stock Exchange (BM&F Bovespa S.A.) and the market as follows:

Today Cemig’s affiliated company Renova Energia S.A. (‘Renova’) published the following Material Announcement:

“Renova Energia S.A. (RNEW11) (‘Renova’), in compliance with CVM Instruction 358/2002 as amended, hereby informs its stockholders and the market in general as follows:

Today, under the Reserve Power Decontracting Mechanism (‘the Mechanism’), Renova has decontracted commitments for solar supply made in the Reserve Auction (Leilão de Energia de Reserva, or ‘LER’) of 2014.

The contract was for four wind farm complexes with aggregate installed capacity of 99.75 MWp, for physical offtake guarantee of 21.8MW average, to be supplied at the price of R$ 220.30 per MWh (in October 2014 currency). In accordance with the rules of the tender offer as published by Aneel, the commitment was decontracted in consideration of payment of R$ 7.9 million.

Under the terms of the tender, following this decontracting Renova may not now take part in any future Reserve Power Supply (‘LER’) auctions.

This transactipon reduces the need for investment in the medium term, and also mitigates the potential financial and regulatory risks arising from the delay in delivery of the plants.”

Belo Horizonte, August 28, 2017.

Adézio de Almeida Lima

Chief Finance and Investor Relations Officer

Av. Barbacena 1200	Santo Agostinho	30190-131 Belo Horizonte, MG	Brazil	Tel.: +55 31 3506-5024	Fax +55 31 3506-5025
This text is a translation, provided for information only. The original text in Portuguese is the legally valid version.